UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Neoforma, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

640475 10 7

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

527 Madison Avenue, 8th Floor, New York, NY 10022

(212) 705-8888

copies to: Knute J. Salhus, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

399 Park Avenue, New York, NY 10022

(212) 230-8800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 25, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 640475 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 1,216,499 shares of common stock 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,216,499 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,216,499 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.87%
14.	Type of Reporting Person (See Instructions) PN

Page 2 of 6 pages

CUSIP No. 640475 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 1,216,499 shares of common stock 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,216,499 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,216,499 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.87%
14.	Type of Reporting Person (See Instructions) OO

Page 3 of 6 pages

This Amendment No. 2 amends and supplements the Schedule 13D originally filed by QVT Financial LP (“QVT Financial”) and QVT Financial GP LLC on January 21, 2005, relating to the common stock, $0.001 par value per share (the “Common Stock”), of Neoforma, Inc. (the “Issuer”) held by QVT Fund LP (the “Fund”) and a separate discretionary account managed by QVT Financial for Deutsche Bank AG (the “Separate Account”), as amended by Amendment No. 1 thereto dated April 21, 2005 (the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read in its entirety as follows:

1,110,083 shares of Common Stock covered by this Schedule 13D were purchased by the Fund and the Separate Account between May 3, 2004 and January 18, 2005 for approximately $12.85 million. An additional 106,416 shares of Common Stock covered by this Schedule 13D were purchased by the Fund and the Separate Account between April 22, 2005 and July 12, 2005 for approximately $651,000. The source of funds for the purchases was cash available for investment held by the Fund and the Separate Account.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following paragraph:

On October 25, 2005, the Fund sent a letter to the Issuer, a copy of which is attached hereto and incorporated herein.

Item 5. Interest in Securities of the Issuer

The disclosure in Item 5 is hereby amended and restated to read in its entirety as follows:

(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. QVT Financial is the investment manager for the Fund, which beneficially owns 1,005,158 shares of Common Stock. QVT Financial is also the investment manager for the Separate Account, which holds 211,341 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Fund and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 1,216,499 shares of Common Stock, consisting of the shares owned by the Fund and the shares held in the Separate Account.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. The Covered Persons, as managing members of QVT Financial GP LLC, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial.

Each of QVT Financial, QVT Financial GP LLC and the Covered Persons disclaim beneficial ownership of the 1,005,158 shares of Common Stock owned by the Fund and the 211,341 shares of Common Stock held in the Separate Account.

(c) The reported share amounts for QVT Financial and QVT Financial GP LLC reflect amounts as of the date hereof. None of the reporting persons has effected any transaction relating to the Common Stock during the past 60 days.

(d) Not applicable.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended by adding the following:

Exhibit 3 - Letter to Neoforma, Inc., dated October 25, 2005

Page 4 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2005

QVT FINANCIAL LP

By QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm
Title:	Managing Member

QVT FINANCIAL GP LLC

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm
Title:	Managing Member

Page 5 of 6 pages

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation

Daniel Gold	QVT Financial LP 527 Madison Avenue, 8th Floor New York, New York 10022	Investment Management

Lars Bader	QVT Financial LP 527 Madison Avenue, 8th Floor New York, New York 10022	Investment Management

Nicholas Brumm	QVT Financial LP 527 Madison Avenue, 8th Floor New York, New York 10022	Investment Management

Tracy Fu	QVT Financial LP 527 Madison Avenue, 8th Floor New York, New York 10022	Investment Management

Page 6 of 6 pages